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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
APPOINTMENT OF MEMBER OF AUDIT COMMITTEE

Reference is made to the announcement of Semiconductor Manufacturing International Corporation (the “Company”) dated 29 June 2011 in relation to, among other things, the vacation of the position of the third member of the audit committee of the Company (the “Audit Committee”) as a result of the passing away of Mr. Jiang Shang Zhou, the former chairman of the Company and a former member of the Audit Committee, on 27 June 2011.

The Company announces that Mr. Frank Meng, an independent non-executive director of the Company, has been appointed as the third member of the Audit Committee as required by Rule 3.21 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) with effect from 23 September 2011. Following the appointment of Mr. Frank Meng as a member of the Audit Committee, the Audit Committee has been restored to a minimum of three members as required under Rule 3.21 of the Listing Rules.

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors of the Company; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as the Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu

Chief Executive Officer
Executive Director

Shanghai, PRC
23 September 2011